EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

SUBSIDIARIES OF THE REGISTRANT

Parent	Subsidiary	Percentage of Ownership	State of Incorporation or Organization
MutualFirst Financial, Inc.	MutualBank	100%	United States
	MFBC Statutory Trust I	100%	Indiana
MutualBank	First M.F.S.B. Corporation	100%	Indiana
	Mutual Federal Investment Co.	100%	Nevada
	Mishawaka Financial Services, Inc.	100%	Indiana
Mutual Federal Investment Co.	Mutual Federal REIT, Inc.	100%	Maryland